For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL CORP. ACQUIRES 100% OWNERSHIP OF GLITTER LAKE PGM PROJECT, QUEBEC

March 26, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) – Pacific North West Capital Corp. (the "Company") is pleased to announce that it has signed an acquisition agreement with CanAlaska Uranium Ltd. (CVV:TSX.V) whereby CanAlaska has assigned a 100% interest in the Glitter Lake Platinum Group Metals (PGM) property to PFN. Under the terms of the agreement dated January 30, 2009, PFN will assume CanAlaska’s remaining lease obligations on shared office premises to the end of the lease term of November 2010. As a result of the new agreement, the original option agreement between PFN and CanAlaska dated August 15, 2003, as amended April 30, 2006, and April 1, 2008, has been terminated.

CanAlaska shall retain a 0.5% Net Smelter Return Royalty (NSR) on the Glitter Lake property, such royalty to be formally registered in the Province of Québec. This NSR is in addition to the existing 1.5% NSR payable to a third-party.

About the Glitter Lake Property

The Glitter Lake Property is located adjacent to the Horden Lake copper-nickel deposit, which is situated approximately 140 kilometers northeast of Matagami, Québec. The Horden Lake deposit,  currently being re-evaluated by Southampton Ventures Inc., hosts a non-NI-43-101 compliant in situ geological resource estimated at  1,238,333 tonnes probable reserves averaging 1.91% copper (Cu), 0.40% nickel (Ni) and 4,365,428 tonnes possible reserves averaging 1.27% Cu and 0.38% Ni. (Watts, Griffis and McOuat, 1993).  The deposit occurs at the base of a meta-gabbroic intrusion. PFN’s Glitter Lake property covers the north-eastern and south-western extensions of this intrusion.

An Induced Polarization (IP) survey was completed on the Glitter Lake Property by CanAlaska in 2003 (see CanAlaska press release dated August 29, 2003).  Grab samples obtained by Canalaska from meta-gabbroic rocks in the vicinity of IP anomalies identified in the survey returned significant platinum (Pt), palladium (Pd), nickel (Ni) and copper (Cu) anomalies. Selected assay results for grab samples are summarized in Table 1 (see CanAlaska press release dated August 29, 2003).

Table 1. Selected grab sample results from the Glitter Lake Property, Québec. ppb = parts per billion, % = percent. Sampling was completed by CanAlaska Uranium Ltd. in 2001.
Sample #	Au ppb	Pt ppb	Pd ppb	Cu %	Ni %
50418	38	76	569	0.46	0.21
58001	501	221	513	0.54	0.04
58026	3456	61	335	1.01	0.05
58043	852	27	1352	2.34	0.31
58114	431	203	714	2.14	0.04
58122	1569	77	296	1.25	0.14
58123	43	26	532	0.71	0.48
58127	55	85	498	0.50	0.09

To date, <11km of the eastern contact of the prospective meta-gabbroic sill has been explored. A program of airborne and ground geophysics has been recommended to further refine the regional geology and to define diamond drilling targets.

A joint venture partner is being sought to further explore the Glitter Lake Project.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects and to continue to expand its Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6.5 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 26, 2009